Exhibit 99.1

Ninetowns Schedules Second Quarter 2006 Results Conference Call

Thursday August 3, 8:55 am ET

BEIJING, Aug. 3 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News) announced today that it will hold a conference call with investors and analysts on August 18, 2006 at 7:00 a.m. in Beijing to discuss the Company's second quarter 2006 results. This will be 7:00 p.m. on August 17, 2006 in New York.

The news release announcing the second quarter 2006 results will be disseminated after the Nasdaq stock market closes on August 17, 2006 in New York.

The dial-in number for the live audio call beginning at 7:00 a.m. Beijing time on August 18, 2006 (7:00 p.m. in New York on August 17, 2006) is +1-617-213-8833, and the passcode is 33432134. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english.

A replay of the call will be available from 9:00 a.m. Beijing time on August 18, 2006 (9:00 p.m. in New York on August 17, 2006) through 9:00 a.m. on August 25, 2006 in Beijing (9:00 p.m. in New York on August 24, 2006) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english. The passcode to access the call replay is 86743119.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit http://www.ninetowns.com/english.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Lisa Zheng,

Investor Relations,

Ninetowns Digital World Trade Holdings Limited

Tel: +86-10-6588-2256

Email: ir@ninetowns.com

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Source: Ninetowns Digital World Trade Holdings Limited